

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 29, 2016

Via E-mail
Jessica Smith
Chief Financial Officer
Airware Labs Corp.
7377 E Doubletree Ranch Rd., Suite 260
Scottsdale, AZ 85258

Re: **Airware Labs Corp.**
Form 10-K for the Fiscal Year Ended September 30, 2015
Filed March 4, 2016
File No. 000-54730

Dear Ms. Smith:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2015

Item 9A: Controls and Procedures, page 40

1. Please provide management's report on the registrant's internal control over financial reporting, in an amended filing, as required by Item 308(a) of Regulation S-K.

Changes in Internal Control and Financial Reporting, page 40

2. If your disclosure was in response to Item 308(c) of Regulation S-K, please note that you are required to disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 or 15d-15 that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at 202-551-3812, or Kate Tillan, Assistant Chief Accountant, at 202-551-3604 with any questions. You may also reach me at 202-551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery